(Letterhead)

June  30,  2005

United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Mail  Stop  4561

ATTENTION:  MR.  MARK  P.  SHUMAN
            BRANCH  CHIEF  -  LEGAL
           -----------------------

Dear  Mr.  Shuman:

Re:     Amendment  No.  3  to  Form  SB-2
        File  No.  333-121660
        Filed  on  May  31,  2005

In response to your comment in your letter dated June 24, 2005, I have prepared the following replies.

As indicated in prior letter the page numbers referred to in this letter are those of the "red-lined" copy.

To  faciliate  your  review,  I  am  enclosing  the  following  documents:

     Three  copies  of  the  "red-lined"  Form  SB-2A;

     Three  copies  of  the  completed  Form  SB-2A  without  "red-lines";

     Three  copies  of  your  letter  dated  June  24,  2005;  and

     Two  copies  of  this  letter.

My  responses  are  made  in  the  order  set  forth  in  your  letter.

REGISTRATION  STATEMENT  ON  FORM  SB-2
---------------------------------------

Risk  Factors,  page  3
-----------------------
General
-------

COMMENT  1
----------

In error the previous Risk Factor was deleted during the revision of the Risk Factors. It has now been inserted as Risk Factor #2 as follows:

"BECAUSE THE COMPANY HAS NO REVENUE, THE COMPANY WILL NEED ADDITIONAL FUNDS TO CONTINUE OPERATIONS

Because the Company has no revenue, the minimum period of operations the Company could fund, relying on advances from its management, would be six months if no funds were received under this offering. In the event management is unwilling to fund operations, the Company could not operate at all. Since the Company has no minimum offering under this prospectus, any money raised might have an insignificant effect on financing operations. Therefore, the Company will have to seek financing from other sources, which, at this time cannot be determined. Therefore, there is a risk that investors in this offering may lose their entire investment."

COMMENT  2
----------

In consideration of Comments 2 to 4, the previous Risk Factor #1 has been amended to read as follows:

LOSS OF TOTAL INVESTMENT BY NEW INVESTORS IF THE COMPANY IS UNABLE TO RAISE SUFFICIENT FUNDS TO CARRY ON OPERATIONS

To continue as a going concern, the Company is in urgent need of money. Over the next twelve months the Company will require approximately $69,000, as shown on page 41, to maintain operations but undertaking no exploration programs on the Tylerstone except to maintain it in good standing for another year. If and when the shares of the Company become publicly traded, the general and administrative expenses will increase by $27,550 as outlined on page 36. Investors should be warned there will be no money available from the sale of gold, silver, lead or zinc from the Tylerstone in the foreseeable future or maybe never since there is no ore reserve existing on the Tylerstone and there is the distinct possibility there will never be an ore reserve. Without adequate funds being received under this offering, there is a distinct possibility that any investors subscribing under this offering will lose their entire investment.

COMMENT  3
----------

In former Risk Factor #1 it was indicated estimated expenses for the next twelve months would be $8,800, accounts payable was $56,478, the cost to maintain the Tylerstone in good standing in the event the offering was not subscribed for was $3,411 and offering expenses were $26,100. This total was $94,789. This figure was incorrect. An error on our part was made in that we should not have included the offering expenses in the total funds required since they had been accrued in the outstanding accounts payable as at February 28, 2005. Under response #7 in our letter dated April 18, 2005, the offering costs were shown as a deduction from accounts payable in order not to duplicate expenses under the Use of Proceeds. To avoid any confusion on part of our future investors the following schedule has been amended on page 41:






                                                                              Accounts
                                 Add                                          Payable
                              Estimated      Total                              Less
                  Accounts     Expenses     Required     Deduct     Deduct    Offering/
                   Payable       for       Funds for    Offering    Explor-    Explor-
                   Feb. 28,       12        Next 12     Expenses    ation      ation
Description          2005       Months      Months        (iii)    Expenses   Expenses
-----------       ---------   --------     ---------   ---------    -------  ----------
Accounting
and audit. . . .  $ 12,325    $  2,200     $ 14,525   $  (7,500)  $     -    $  7,025
Exploration
 - Tylerstone.           -       3,411        3,411           -    (3,411)          -
Filing fees. . .         -         400          400        (400)        -           -
Legal (i). . . .    14,670       3,000       17,670     (15,000)        -       2,670
Office (ii). . .       765       1,000        1,765      (1,000)        -         765
Printing . . . .         -       1,000        1,000      (1,000)        -           -
Rent . . . . . . .  20,245           -       20,245           -         -      20,245
Transfer
    Agent (i). . .   8,473       1,200        9,673      (1,200)        -       8,473
                   -------     -------      -------     -------  --------     -------

     Total . . . .$ 56,478    $ 12,211     $ 68,689    $(26,100)  $(3,411)   $ 39,178
                  ========    ========      =======     =======    =======    =======


In addition the previous sentences under (iii) have been changed to read as follows:

"The amount required for the next year including outstanding accounts payable to third parties has been determined at $68,689 as noted above. In allocating the Use of Proceeds on page 12 this amount has been reduced by the Offering Expenses of $26,100 and exploration expenses of $3,411 to a net of $39,178 to avoid double accounting of expenses."

The  previous  figures  on  pages  2  and  41  have  been  revised  accordingly.

COMMENT  4
----------

In  response  to  this  comment,  Risk  Factor  #3 has been included as follows:

"MANAGEMENT HAS NOT COMMITTED TO ADVANCING FURTHER FUNDS AND ARE NOT WILLING TO SIGN PERSONAL GUARANTEES ALLOWING THE COMPANY TO BORROW FROM LENDING INSTITUTIONS

If  no money is received under this offering, the Company will have to rely upon
further  advances  from  its  management.   Management  has  not  committed  to
advancing further money to the Company and is not willing to sign personal guarantees allowing the Company to borrow from a lending institution. Without further advances and if no money is received from this offering, the Company will not have sufficient money to proceed with its planned objectives - refer to Risk Factor #2. Investors should be aware, prior to making an investment under this offering, there is the distinct possibility they will lose their entire investment due to the Company having a lack of money to continue as a viable entity."

COMMENT  5
----------

In response to this comment the previous Risk Factor has been revised as follows:

"AUDITORS HAVE SUBSTANTIAL DOUBT AS TO WHETHER OR NOT THE COMPANY WILL CONTINUE AS A GOING CONCERN

The Company's auditors have stated in their report to the directors dated November 5, 2004 that the Company will need additional working capital for its planned activities and to service its debt which raises substantial doubt about
the  Company's  ability  to  continue  as  a  going  concern.   The  underlying
assumption, in any business entity, is that it exists as a viable concern able to meet its current debt obligations and to continue with its planned operations. Unless the Company is able to obtain additional working capital, the auditors have substantial doubt that it will continue as a going concern. New investors should seriously consider the doubts the auditors have expressed regarding the future existence of the Company."

Thank  you  for  the  time  you  have  taken  to  review  my  responses.

Yours  very  truly;
Tylerstone  Ventures  Corporation

Per:  /s/  "Laurence  Stephenson"
---------------------------------
Laurence  Stephenson
Chief  Executive  Officer,  President  and
Director

Enclosures